BAE SYSTEMS

04024375

82-3138

With Compliments

BAE SYSTEMS plc Stirling Square 6 Carlton Gardens London SW1Y 5AD United Kingdom
Telephone +44 (0) 1252 373232 Fax +44 (0) 1252 383991

Retirement of Director – Mr Paolo Scaroni

BAE SYSTEMS plc has today been informed by Paolo Scaroni, a Director of the Company, that he will not be standing for re-election to the Board of the Company at the next Annual General Meeting due to be held on 5 May 2004.

8 January 2004

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

BAE SYSTEMS plc

2. Name of scheme

BAE Share Option Plan 2001
(Options granted 2001 onwards)

3. Period of return:

From 1 July 2003 To 31 December 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

10,945,854

5. Number of shares issued / allotted under scheme during period:

NIL

6. Balance under scheme not yet issued / allotted at end of period

10,945,854

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

10,945,854 Jan 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,060,071,650

Contact for queries

Name Simone Barratt

Address Stirling Square, 6 Carlton Gardens, London SW1Y 5AD

Telephone 01252 383945

Person making the return

Name David Parkes

Position Company Secretary

Signature

Contact for queries

Name Simone Barratt

Address Stirling Square, 6 Carlton Gardens, London SW1Y 5AD

Telephone 01252 383945

Person making the return

Name David Parkes

Position Company Secretary

Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

BAE SYSTEMS plc

2. Name of scheme

EXSOS 1983
(Options granted to 1993)

3. Period of return:

From 1 July 2003 To 31 December 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

243,700

5. Number of shares issued / allotted under scheme during period:

NIL

6. Balance under scheme not yet issued / allotted at end of period

243,700

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,612,696 (as 1,403,174 10 p ords) (20 August 1997)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,060,071,650

Contact for queries

Name Simone Barratt

Address Stirling Square, 6 Carlton Gardens, London SW1Y 5AD

Telephone 01252 383945

Person making the return

Name David Parkes

Position Company Secretary

Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

BAE SYSTEMS plc

2. Name of scheme

BAE SYSTEMS Executive Share Option Scheme 1993
(Options granted 1994 to 2000)

3. Period of return:

From 1 July 2003 To 31 December 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

12,958,273

5. Number of shares issued / allotted under scheme during period:

NIL

6. Balance under scheme not yet issued / allotted at end of period

12,958,273

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

24,776,492 between April 1996 and April 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,060,071,650

Contact for queries

Name Simone Barratt

Address Stirling Square, 6 Carlton Gardens, London SW1Y 5AD

Telephone 01252 383945

Person making the return

Name David Parkes

Position Company Secretary

Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

BAE SYSTEMS plc

2. Name of scheme

BAE SYSTEMS Joint Venture SAYE Share Option Scheme 1998
(Options granted 1998 onwards)

3. Period of return:

From 1 July 2003 To 31 December 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

5,795,682

5. Number of shares issued / allotted under scheme during period:

120

6. Balance under scheme not yet issued / allotted at end of period

5,795,562

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,973,931 (Nov 1998 to Apr 2000)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,060,071,650

Contact for queries

Name Simone Barratt

Address Stirling Square, 6 Carlton Gardens, London SW1Y 5AD

Telephone 01252 383945

Person making the return

Name David Parkes

Position Company Secretary

Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

BAE SYSTEMS plc

2. Name of scheme

BAE SYSTEMS Joint Venture Executive Share Option Scheme 1998
(Options granted 1998 to 2000)

3. Period of return:

From 1 July 2003 To 31 December 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

797,679

5. Number of shares issued / allotted under scheme during period:

NIL

6. Balance under scheme not yet issued / allotted at end of period

797,679

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

860,209 (Nov 1999 to Apr 2000)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,060,071,650

Contact for queries

Name Simone Barratt

Address Stirling Square, 6 Carlton Gardens, London SW1Y 5AD

Telephone 01252 383945

Person making the return

Name David Parkes

Position Company Secretary

Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

BAE SYSTEMS plc

2. Name of scheme

BAE SYSTEMS SAYE Share Option Scheme 1993
(Options granted to 2002)

3. Period of return:

From 1 July 2003 To 31 December 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

48,220,769

5. Number of shares issued / allotted under scheme during period:

NIL

6. Balance under scheme not yet issued / allotted at end of period

48,220,769

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

84,028,260 (Dec 1994 to Apr 2000)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,060,071,650

Contact for queries

Name Simone Barratt

Address Stirling Square, 6 Carlton Gardens, London SW1Y 5AD

Telephone 01252 383945

Person making the return

Name David Parkes

Position Company Secretary

Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

BAE SYSTEMS plc

2. Name of scheme

BAE SYSTEMS All Employee Share Schemes
(Options granted 2002 onwards)

3. Period of return:

From 1 July 2003 To 31 December 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

3,000,000

5. Number of shares issued / allotted under scheme during period:

134

6. Balance under scheme not yet issued / allotted at end of period

2,999,866

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

3,000,000 (5 December 2003)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,060,071,650

Contact for queries

Name Simone Barratt

Address Stirling Square, 6 Carlton Gardens, London SW1Y 5AD

Telephone 01252 383945

Person making the return

Name David Parkes

Position Company Secretary

Signature